[redacted]

08028760

BB 3/10

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden Hours per response...12.00

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
49795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2007** (MM/DD/YY) AND ENDING **December 31, 2007** (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Perdiue Securities, LLC**

OFFICIAL USE ONLY
13-3920527
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, Suite 1205
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Franklin A. Osman **516 829-0750**
(Area Code – Telephone No.)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Osman, Franklin Allan
(Name – *if individual, state, last, first, middle name*)

185 Great Neck	Great Neck	NY	11021-3314
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstatances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

MA 3/20

AFFIRMATION

I, James Matthews, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ending December 31, 2007 and supporting schedules pertaining to the firm of Perdiue Securities LLC. as of December 31, 2007 are true and correct. I further affirm that neither the company nor any principal member or director has any proprietary interest in any account classified solely as that of a customer.

Darin Kanzel
Notary Public, State of New York
No. 01KA6156041
Qualified in Queens County
Commission Expires November 20, 2010

Notary Public

2/25/08

Signature Date
Member and Chief Financial Officer

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Members' Equity.
( )	(f)	Statement of Changes in Liability Subordinated to Claims of Creditors.
(x)	(g)	Computation of Net Capital.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x)	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
(x)	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(o)	Auditors' Report on Internal Control Structure Required by Securities Exchange Rule 17A-5.

PERDIUE SECURITIES LLC

FINANCIAL STATEMENTS AND SUPLEMENTAL INFORMATION

DECEMBER 31, 2007

(confidential per Rule 17a-5(a)

Franklin A. Osman
Certified Public Accountant

Perdiue Securities LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Franklin A. Osman
Certified Public Accountant

FRANKLIN A. OSMAN

CERTIFIED PUBLIC ACCOUNTANT

61-09 219th Street
Bayside, NY 11364

PHONE: (718) 423-4974 FAX: (718) 423-7608
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Perdiue Securities LLC
44 Wall Street, Suite 1205
New York, NY 10005

I have audited the accompanying statement of financial condition of Perdiue Securities LLC as of December 31, 2007 and the related statements of income, retained earnings, cash flows, and the statement of 15 c3-1 net capital computation for the year then ended. These financial statements and the supplemental schedules are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Perdiue Securities, LLC. at December 31, 2007, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Great Neck, NY
February 08, 2008

Perdiue Securities LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash	$ 280,661
Deposit account	125,533
Accounts receivable	44,400
Commissions receivable	83,790
Prepaid expenses	15,755
Rent security deposit	3,650
Other receivables	1,802
Loans and exchanges (see note 1, deposit account)	75,000
Total assets	$ 630,591

Liabilities and Members' Equity

Liabilities:	
Accrued expenses	$ 93,905
Note payable (see note 1, contingencies)	75,000
	168,905
Members' equity:	
Capital account	461,686
Total liabilities and members' equity	$ 630,591

See accompanying notes to financial statements

Perdiue Securities LLC

Statement of Income

Year Ended December 31, 2007

Income

Commission income		$1,015,741
Floor Brokerage income		629,474
Interest income		533
		1,645,748

Expenses

Payroll expense	$ 416,544	
Payroll taxes and related expenses	30,781	
Floor brokerage, clearance fees, errors	10,228	
Seat guarantee bond expense	1,750	
Data information expense	11,749	
Rent	13,077	
Travel, entertainment and promotion	26,519	
Legal and auditing	33,080	
Employee benefits	53,412	
Telephone	37,710	
Accounting fin-op and record keeping	51,060	
Office expenses	21,887	
Equipment expense	7,463	
Insurance	4,780	
New York State and city taxes and fees	21,879	
Pension expense	28,774	
New York Stock Exchange expense	13,766	
Charitable donations	6,200	
Dues and fees	315,204	
Bank fees and other charges	8,915	
		1,114,778
Net income		$ 530,970

See accompanying notes to financial statements.

Perdiue Securities LLC

Statement of Members Capital Account

Year Ended December 31, 2007

Balance, January 01, 2007	$ 156,052
Capital Contributions	206,129
	362,181
Member Withdrawals	(431,465)
	$(69,284)
Net income	530,970
Balance, December 31, 2007	$ 461,686

See accompanying notes to financial statements

Perdiue Securities LLC

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities:		
Net income		$ 530,970
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
(Increase) in deposit account	(125,533)	
(Increase) in accounts receivable	(44,400)	
(Increase) in commissions receivable	(83,790)	
(Increase) in prepaid expenses	(10,269)	
(Increase) in loans and exchanges	(75,000)	
(Increase) in other receivables	(1,802)	
(Increase) in security deposit	(3,650)	
Increase in accrued expenses	63,905	
Increase in notes payable	75,000	
Total adjustments		(205,539)
Net cash provided by operating activities		325,431
Cash flows from financing activities		
Contributions by Members	206,129	
Distributions to Members	(431,465)	
Net cash (used) by financing activities		(225,336)
Net increase cash and cash equivalents		100,095
Cash, beginning of year		180,566
Cash, end of year		$ 280,661
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest expense		$ 0
New York state and city corporation taxes		$ 21,879

See accompanying notes to financial statements

Perdiue Securities LLC

Notes to Financial Statements

Year Ended December 31, 2007

1. Summary of Significant Accounting Policies:

Organization:

Perdiue Securities LLC (the "Company") was formed under the laws of the State of New York on January 1, 1997 as a Limited Liability Company and was authorized to do business in New York. The company is a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the New York Stock Exchange and operates as a broker, and is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Deposit Account:

The company has $125,533 on deposit with BNY CovergEx Execution Solutions LLC. which is a broker-dealer with the SEC and is a member of the NYSE, FINRA, and SIPC. Perdiue Securities LLC has agreed to maintain a good faith deposit of $200,000. The company has agreed to make monthly payments of $8,400 for the next nine months to have its good faith deposit at the required amount. The additional $75,000 contingent liability due BNY is reported as a payable on the companies balance sheet. They are also reporting the $75,000 as a receivable due from BNY.

Income Taxes:

The company has elected to be treated as a partnership under the Internal Revenue Code for federal and state income tax purposes. Such election allows income to be taxed directly to the stockholders. Accordingly, no provision has been made for federal and state income taxes, other than the minimum required by New York State. Provision has been made, however, for New York City unincorporated business tax. In addition the company has elected to file the income tax returns on the cash basis. The company has a deferred tax liability of $813 as of December 31, 2007 for New York City. This amount is deemed to be immaterial and no adjustment has been made to the Financial Statements.

Concentration of Risk:

As of December 31, 2005, the Citibank bank statement indicated a balance of $333,559. Funds deposited with a single financial institution are insured up to $100,000 in aggregate by the Federal Deposit Insurance Corporation (FDIC). Should the bank become unable to meet its obligations, losses could be incurred by the company.

Also see Note 5 – Servicing Agreement.

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from estimates that were assumed in preparing the financial statements.

Commitments and Contingencies:

As stated in the Deposit Account, the company signed an agreement to maintain a good faith deposit of $200,000 with its clearing broker. The company had only deposited $125,000 as of December 31, 2007. An additional $75,000 is required be paid to BNY CovergEx Execution Solutions LLC, the clearing broker.

2. Net Capital Requirements:

Perdiue Securities LLC is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, Perdiue Securities LLC had net capital of $365,067 after eliminating non-allowable assets. This was $353,807 in excess of its required net capital. Perdiue Securities, LLC.'s net capital ratio was .4627 to 1

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional investors and broker/dealers. The company's transactions are principally executed with and on behalf of broker/dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis and for self clearing customers.

3. Financial Instruments with Off-Balance Sheet Credit Risk continued:

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Pension Expense:

The company has a money-purchase pension plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on the participants' compensation. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2007, contributions by the company to the plans were $28,774.

5. Lease Agreement

The company's current office lease expires March 31, 2008. Their current monthly rent is $2,110. The company has a renewal option of maintaining its space at the current rent on a monthly basis with 60 day notice. The aggregate minimum future rental payments under the lease is $6,330 for the three remaining months of the lease.

6. Litigation

In the ordinary course of business, their are no ongoing or pending litigations, or of any unasserted possible claims or assessments which are probable of assertion against the Company or against any member, manager, officer or director of the Company in their capacity as such and for which the Company will indemnify them..

Perdiue Securities, LLC

Computation of Net Capital for Brokers and Dealers

Pursuant to Rule 15c3-1

As of December 31, 2007

Member's equity		$ 461,686
Nonallowable assets and other capital charges:		
Aged receivables over 30 days	$ 412	
Other receivables	1,802	
Prepaid expenses	15,755	
Rent security deposit	3,650	
Note receivable Bank of NY	75,000	
Total nonallowable assets and other capital charges		96,619
Tentative net capital before securities haircuts		365,067
Securities haircuts (15%)	$ 0	
Securities haircut of positions which exceed Ten percent of net capital	0	0
Net capital		$ 365,067
Aggregate indebtedness:		
Accounts payable	$ 97,655	
Note payable Bank of NY	75,000	
Accrued expenses and other liabilities		$ 168,905
Minimum capital required (the greater of 6-2/3% of Aggregate indebtedness or $5,000)		$ 11,260
Capital in excess of minimum requirements		$ 353,807
Ratio of aggregate indebtedness to net capital		0.4627 to 1

FRANKLIN A. OSMAN

CERTIFIED PUBLIC ACCOUNTANT

185 Great Neck Road Suite 300
Great Neck, NY 11021

PHONE: (718) 423-4974 FAX: (718) 423-7608
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's

Report on Internal Control Structure

Required by SEC Rule 17a-5

Perdiue Securities LLC
44 Wall Street, Suite 1205
New York, NY 10005

In planning and performing my audit of the financial statements of Perdiue Securities LLC. for the period ended December 31, 2007, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Perdiue Securities LLC. that I considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by it in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

Perdiue Securities LLC. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Perdiue Securities LLC are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal

control structure and the practices and procedures are to provide it with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by four individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does no reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, no facts came to my attention indicating that it was not in compliance with such conditions during the period from January 01, 2007 to December 31, 2007.

This report is intended solely for the use of Perdiue Securities LLC., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Franklin A. Osman, CPA

Great Neck, NY
February 04, 2007

FRANKLIN A. OSMAN

CERTIFIED PUBLIC ACCOUNTANT

61-09 219th Street
Bayside, NY 11364

PHONE: (718) 423-4974 FAX: (718) 423-7608
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OFCERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
OF DIFFERENCES BETWEEN
AUDITED REPORT AND FOCUS REPORT
DECEMBER 31, 2007

Perdiue Securities LLC
44 Wall Street Suite 1205
New York, NY 10005

In performing my audit of Perdiue Securities LLC for the period ended December 31, 2007, I did not make any adjustments that affected the December 31, 2007 focus report Form X-17A-5.

Franklin A. Osman, CPA

PERDIUE SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

PERDIUE SECURITIES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.